Via Facsimile and U.S. Mail
Mail Stop 4720

October 20, 2009

Ms. Dianne M. Lyons
Chief Financial Officer
United Fire & Casualty Company
118 Second Avenue, S.E.,
Cedar Rapids, Iowa 52407

Re: **United Fire & Casualty Company**
        Form 10-K for the Year Ended December 31, 2008
        Form 10-Q for the Quarterly Period Ended June 30, 2009
        DEF 14A
        File No. 001-34257

Dear Ms. Lyons:

        We have reviewed your September 11, 2009 response to our August 31, 2009
letter and have the following comments. In our comments, we ask you to provide us with
information so we may better understand your disclosure. Where the comments request
you to revise disclosure, the information you provide should show us what the revised
disclosure will look like and identify the annual or quarterly filing, as applicable, in
which you intend to first include it. If you do not believe that revised disclosure is
necessary, explain the reason in your response. After reviewing the information
provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 1. Significant Accounting policies

Securities lending, page 71

1. Your response to comment five did not fully address our comment and we are
    reissuing our comment in its entirety. Please tell us why recording the receipt of
    the deposited collateral held by Northern Trust and the obligation to return it
    would not be required. Your statement that "… if Northern Trust is unable to

purchase the same or similar security, we will receive the deposited collateral in place of the borrowed security" suggests that you could have exposure to loss of value of the collateral and incur losses. Please also address the following issues related to the accounting treatment for your securities lending transactions:

- Cite references to the authoritative literature that you relied upon in accounting for your secured lending program and specify the applicable paragraph and sub-point used;
- Provide us with your analysis of the accounting guidance for securities lending transactions in SFAS 140, including references to paragraphs 15 and 91 through 95;
- Disclose any restrictions on the use of the cash collateral received; and
- Disclose all of the significant terms and conditions of your securities lending agreements.

DEF 14A

Compensation Discussion and Analysis

Compensation and Benefits Philosophy, page 15

2. We note your response to comment 8 and reissue the comment in part. Please expand the discussion to identify the independent outside compensation consultant you used and the specific companies included in the salary survey.

3. Since the survey is conducted every two to three years, please expand the discussion to explain whether and how the Compensation Committee considers the changes that may be necessitated as a result of the lapse of time.

Direct Compensation

Base Salary, page 17

4. We note your response to comment 9. Please confirm that with respect to Ms. Lyons and Messrs. Rambo and Wilkins, or other applicable NEOs, you will expand the discussion in your next proxy statement to describe how each individual performed relative to each of their specified goals and objectives, and how this level of achievement was utilized to determine the respective levels of compensation.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Ibolya Ignat, Senior Staff Accountant at (202) 551-3656, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the processing of your response as well as any questions regarding comment one. You may contact John Krug, Senior Staff Attorney at (202) 551-3862 regarding the DEF 14A comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant